Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 5 DATED MAY 5, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 15, 2015, as supplemented by supplement no. 1 dated as of December 11, 2014, supplement no. 2 dated April 15, 2015, supplement no. 3 dated April 15, 2015 and supplement no. 4 dated April 27, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the the probable acquisition of an office property containing 234,915 rentable square feet located on approximately 3.2 acres of land in Denver, Colorado.
Probable Real Estate Acquisition
Village Center Station
On May 1, 2015, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire an office property containing 234,915 rentable square feet located on approximately 3.2 acres of land in the Denver submarket of Greenwood Village, Colorado (“Village Center Station”). The seller is not affiliated with us or our advisor. The contractual purchase price of Village Center Station is approximately $76.7 million plus closing costs. We intend to fund the purchase of Village Center Station with proceeds from this offering, but may later place mortgage debt on the property. Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.0 million of earnest money.
Village Center Station was constructed in 2009.  As of May 1, 2015, Village Center Station was 99% leased to 11 tenants with a weighted-average remaining lease term of 4.9 years.
We believe that Village Center Station is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire Village Center Station, we do not intend to make significant renovations or improvements to the property.